NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-01

January 13, 2005

Cumberland Submits Draft Environmental Impact Statement (DEIS)

to the Nunavut Impact Review Board

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces that the Company’s Draft Environmental Impact Statement (DEIS) for development of the Meadowbank gold project has been received by the Nunavut Impact Review Board (NIRB).  The DEIS advances the permitting process at Meadowbank, a proposed open pit operation to be constructed 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.

Cumberland is proposing a 12 to 14 year project life at Meadowbank including a 2-year construction period followed by 8 to 10 years of mine operation and a 2-year post-closure period.  Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely-spaced, near surface gold deposits.  A feasibility study is nearing completion and is expected to be completed in the next several months.

“The DEIS summarizes a nine year commitment to environmental baseline studies, community consultation and a careful engineering and design process Cumberland has undertaken at the Meadowbank project.  It is a project that will provide significant, long term economic benefits to the people of Baker Lake, the Kivalliq district and Nunavut as a whole while safeguarding the land, waters and the wildlife,” said Kerry Curtis, Cumberland’s President and CEO.  “Community consultations will be ongoing throughout the upcoming review process and we encourage residents of Baker Lake and the Kivalliq district to contact our community liaison office in Baker Lake with questions or concerns.”

The Meadowbank project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  Following a period of review and initial hearings, Cumberland will prepare a Final EIS document, which will include responses to matters raised through the NIRB review period.

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank project to production.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:

Head Office:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Baker Lake Office:  Michael Haqpi, Community Liaison Officer  Tel: 867.793.4610  Fax: 867.793.4611

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.